Contact

www.linkedin.com/in/alex-livingston-b087b07 (LinkedIn)
JouleCase.com (Company)

Top Skills

Product Development
Product Launch
New Venture Development

Alex Livingston

President at Joule Case
Boise, Idaho, United States

Summary

Joule Case is transforming the way we think about and use energy. Today, our patented stackable modules are going head-to-head with gas and diesel generators for performance and price. Replacing the most polluting devices with clean, quiet renewably powered energy systems is just one way Joule Case is preparing for a cleaner future.

For more than a decade I have been responsible for top to bottom product development, both software and hardware. Consistently, I move the project forward - from market/consumer research, technology transfer, prototyping, commercialization, branding, product launch and growth. An entrepreneur at heart and spirit, I drive hard; from all aspects of business, and across many industries, I have opened new markets, and created excitement in established products.

I am passionate about products and supporting the customer.
I've worn many hats and had the opportunity to experience an incredible amount with a successful record of business and product development.

Experience

Joule Case
9 years 5 months

Chief Innovation Officer
September 2022 - Present (1 year 11 months)

President
March 2015 - September 2022 (7 years 7 months)

Joule Case - Advanced portable power. At Joule Case we make the ultimate portable power solution, with the first of its kind stackable battery system that allows the customer to create the perfect solution to their power problem.

Sharp Labs of America
Business Strategy Consultant
January 2014 - February 2015 (1 year 2 months)
Camas, WA

Sharp Laboratories of America supports the key business functions of Sharp Electronics both here in the United States and internationally, by providing deep research and insights into the market paired with advanced innovative technology, for one of the world's leading manufacturers of consumer electronics and systems.

As Business Strategist I am responsible for identifying opportunities in new and existing markets, leveraging current IP, generating new patentable technology, and providing a long term strategic road map for future and current products.

O2Amp
Director of Business and Product Development
June 2012 - July 2013 (1 year 2 months)

Break through Color Enhancement technology, the first designed for the human eye. Initial research from Caltech, developed and commercialized by 2AI Labs, brings the latest advancement in eyewear since polarization.

Improved and heightened definition across the viewable color spectrum. Increase your ability to see the emotive colors of fear, anger, fatigue and arousal. Enhance natural environments and enhance life.

2AI Labs
Director of Business Development
January 2012 - June 2013 (1 year 6 months)

R2EV
President
October 2007 - May 2012 (4 years 8 months)

R2EV manufactures advanced portable energy solutions for backup power systems and electric vehicles.

Keynetics Inc.
Research
2006 - 2007 (1 year)

Research into new business models/products and changes to current strategy.

Rock It

Founder

July 2005 - March 2006 (9 months)

Digital media rights management

Education

Boise State University

Entrepreneurship · (2005 - 2008)

University of Idaho

Mechanical Engineering · (2003 - 2005)